EXHIBIT 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2009	2008	2007	2006	2005
Net (loss) earnings	$(147,879)	$(410,579)	$(1,290,299)	$582,172	$522,854
Federal and state income taxes	(94,401)	(263,550)	(778,616)	231,097	217,485

(Loss) earnings before income taxes	(242,280)	(674,129)	(2,068,915)	813,269	740,339
Equity in net (income) loss of affiliates	(33,226)	(59,797)	416,541	(256,993)	(217,692)
Distributed income from equity investees	11,040	35,460	51,512	150,609	144,161

Net (loss) earnings	(264,466)	(698,466)	(1,600,862)	706,885	666,808

Fixed charges:
Interest	46,010	53,514	53,068	48,149	43,043
One-third of all rentals	2,496	2,529	2,746	3,255	2,852

Fixed charges	48,506	56,043	55,814	51,404	45,895
Preferred dividends	0	0	0	0	0

Fixed charges and preferred dividends	48,506	56,043	55,814	51,404	45,895

Net (loss) earnings and fixed charges	$(215,960)	$(642,423)	$(1,545,048)	$758,289	$712,703

Net (loss) earnings, fixed charges and preferred dividends	$(215,960)	$(642,423)	$(1,545,048)	$758,289	$712,703

Ratio of net (loss) earnings and fixed charges to fixed charges (2)	(1)	(1)	(1)	14.8x	15.5x
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	(1)	(1)	14.8x	15.5x

(1)	In 2009, 2008 and 2007, earnings were not adequate to cover fixed charges in the amount of $215,960, $642,423 and $1,545,048, respectively.
(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.